News release
For immediate publication

ART Announces Additional $2.3 million investment by OppenheimerFunds, Inc. through exercise of option

OppenheimerFunds to invest $2,280,000 in consideration for an additional 2,000,000 preferred shares of ART Advanced Research Technologies Inc. under terms of 2005 private placement.

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Montreal, Canada, April 19, 2006 – ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in molecular imaging products for the healthcare and pharmaceutical industries, is pleased to announce that OppenheimerFunds, Inc. (“Oppenheimer”), a leading institutional shareholder of ART, exercised its right to purchase an additional $2.3 million in preferred shares. ART intends to use the net proceeds of the financing as working capital and to finance its corporate development. This private placement has received all necessary regulatory approvals, including that of the Toronto Stock Exchange, and is expected to close on or about April 20, 2006.

The exercise by Oppenheimer of its right to purchase additional preferred shares is made, ahead of the expiration of its one (1) year term, pursuant to the terms of a private placement of preferred shares by ART announced by press release on July 14, 2005. For a period of twelve (12) months from the closing date of the private placement, Oppenheimer had the option to purchase an additional 2,000,000 preferred shares at a price of $1.14 per additional preferred share, for a total additional investment of $2,280,000. Each such additional preferred share is convertible at a fixed conversion price of $1.08 per share, equal to 112.5% of the closing price of ART’s common shares on the Toronto Stock Exchange on June 30, 2005 (being an effective conversion rate of 1.0056 common share for each additional preferred share). Oppenheimer is one of ART’s longest standing shareholders. “We are pleased with the decision of Oppenheimer to exercise its option and accept their vote of confidence,” commented Micheline Bouchard, President and CEO of ART.

This private placement was made under an exemption from the registration requirements of the United States Securities Act of 1933, as amended, and purchasers may not offer or sell the securities sold in the offering in the absence of an effective registration statement or exemption from registration requirements.

This news release is issued pursuant to Rule 135(C) under the United States Securities Act of 1933 and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

This news release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or pursuant to an exemption from registration. Any public offering of securities made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and will contain detailed information about the company and management, as well as financial statements.

ART was represented in the transaction by Winchester Capital, as financial advisor, and by Osler, Hoskin and Harcourt LLP, as outside counsel.

About OppenheimerFunds

OppenheimerFunds, Inc. is one of the United States’ largest and most respected investment management companies. As of March 31, 2006, OppenheimerFunds, Inc., including subsidiaries and controlled affiliates, managed assets of more than US$215 billion, including assets in more than 60 mutual funds and more than 6 million shareholder accounts.

The products and services of OppenheimerFunds, Inc. and its controlled affiliates include: mutual funds, hedge funds of funds, qualified retirement plans for individuals and corporations. OppenheimerFunds is widely recognized as a leader in educating and empowering investors and for its award-winning customer service.

OppenheimerFunds, Inc., Two World Financial Center, 225 Liberty Street, 11th Floor, New York, NY 10080. OppenheimerFunds, Inc. is a member of the MassMutual Financial Group and is not affiliated with Oppenheimer & Co, Inc. or Oppenheimer Capital. For more information about OppenheimerFunds, visit its Web site at: www.oppenheimerfunds.com.

About ART

ART Advanced Research Technologies Inc. is a leader in molecular imaging products for the healthcare and pharmaceutical industries. ART has developed products in medical imaging, medical diagnostics, disease research, and drug discovery with the goal of bringing new and better treatments to patients faster. eXplore Optix™, an optical molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs, is distributed by GE Healthcare and is used by industry and academic leaders worldwide. SoftScan®, an optical medical imaging device, is designed to improve the diagnosis and treatment of breast cancer. ART is commercializing these products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. Finally, the Fenestra™ line of molecular imaging contrast products provide image enhancement for a wide range of preclinical Micro CT applications allowing scientists to see greater detail in their imaging studies, with potential use with other major imaging modalities. ART’s shares are listed on the TSX under the ticker symbol ARA. For more information on ART, visit our website at www.art.ca .

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian securities regulatory authorities and the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Sébastien Gignac: sgignac@art.ca
VP, Corporate Secretary and General Counsel

Jacques Bédard: jbedard@art.ca
Chief Financial Officer
Tel. 514.832.0777

www.art.ca